Exhibit 99.1

Kamada Reports Financial Results for Second Quarter and First Six Months of 2018

•	Total Revenues for Second Quarter were $33.8 Million, a 4% Increase Over Second Quarter of 2017
•	Total Revenues for First Half of 2018 were $51.3 Million, a 16% Increase Over First Half of 2017
•	Gross Profit for First Half of 2018 was $17.7 million, a 26% Increase Year-Over-Year
•	Adjusted EBITDA was $8.7 Million in the First Half of 2018, an Increase of Approximately 149% Compared to $3.5 Million in the Same Period of 2017

REHOVOT, Israel – August 7, 2018 -- Kamada Ltd. (Nasdaq: KMDA) (KMDA.TA), a plasma-derived protein therapeutics company, today announced financial results for the three and six months ended June 30, 2018.

“We are pleased with the overall performance of our business in the first half of the year,” said Amir London, Kamada’s Chief Executive Officer. “We achieved 16% year-over-year top-line growth, driven by continued GLASSIA® sales growth and the recent launch by Kedrion of KEDRAB®, our Anti-Rabies IgG product, in the first half of 2018.”

“Our profitability metrics were also strong in the first half of the year, with gross profit increasing 26% year-over-year.  In addition, we generated positive operating and net income over the first six  months of 2018,” continued Mr. London.  “Moreover, we are supported by a strong balance sheet,  including $44.6 million of cash and short-term investments at the end of the second quarter, which provides us with the financial resources needed to continue executing on our business plan.”

“We also continue to achieve important progress with our pipeline.  We recently received positive scientific advice from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) on the overall design of our proposed pivotal Phase 3 study for our proprietary inhaled AAT for the treatment of alpha-1 antitrypsin deficiency (AATD). We intend to use this advice to finalize a detailed plan for the clinical program, proceed with the submission of a Clinical Trial Application, and seek to engage in discussions with strategic European partners with the goal of signing a collaboration agreement for commercialization rights to Inhaled AAT.   The EMA process is being conducted in parallel with our continued discussions with the U.S. Food and Drug Administration (FDA). As previously communicated, following feedback received from the FDA, we will provide the Agency with the additional requested information and data, as well as an amended study protocol, during the third quarter of this year.” concluded Mr. London.

Kamada’s strong performance in the second quarter of 2018 positions it to achieve its previously provided full-year 2018 revenue guidance of $116 to $120 million. However due to the recently disclosed labor strike at the Company’s production facility, which is currently still on going, Kamada is unable to reaffirm this guidance at this time. The Company will provide further information regarding revenue guidence shortly after routine production at the plant resumes .

In addition, due to that work stoppage, Kamada will record in the third quarter of 2018, a one-time loss of up to $1.0 million related to the loss of in-process materials.

Financial Highlights for the Three Months Ended June 30, 2018
•	Total revenues were $33.8 million in the second quarter of 2018 a 4% increase from the $32.5 million recorded in the second quarter of 2017.
•
Revenues from the Proprietary Products segment in the second quarter of 2018 were $26.0 million, a 3% decrease from the $26.9 million reported in the second quarter of 2017. As a reminder, Kamada’s second quarter 2017 revenues were positively impacted by its recording of approximately $11.5 million in Proprietary Product revenues that were delayed from the first quarter of 2017.

•	Revenues from the Distributed Products segment were $7.8 million in the second quarter of 2018, a 39% increase from the $5.7 million recorded in the second quarter of 2017.
•
Gross profit was $10.7 million in the second quarter of 2018, a $1.0 million decrease from the $11.7 million reported in the second quarter of 2017.  Gross margin decreased to 32% from 36% in the second quarter of 2017, partially due to changes is product mix.

•
Operating expenses, including R&D and SG&A expenses, totaled $5.5 million in the second quarter of 2018, as compared to $6.7 million in the second quarter of 2017. This decrease was attributable to a decrease in R&D spending, primarily as a result of delays related to the initiation of certain clinical trials.

•	Net income was $5.7 million, or $0.14 per share, in the second quarter of 2018, compared to $4.9 million, or $0.13 per share, in the second quarter of 2017.
•	Adjusted EBITDA was $6.3 million in the second quarter of 2018, an increase of 4% compared to $6.1 million in the second quarter of 2017.
•	Cash used in operating activities was $2.3 million in the second quarter of 2018, compared to cash flow provided by operating activities of $0.4 million in the second quarter of 2017.

Financial Highlights for the Six Months Ended June 30, 2018
•	Total revenues were $51.3 million in the first six months of 2018, a 16% increase from the $44.2 million recorded in the same period of 2017.
•	Revenues from the Proprietary Products segment in the first six months of 2018 were $38.2 million, a 14% increase from the $33.5 million reported in the same period of 2017.
•	Revenues from the Distributed Products segment were $13.1 million in the first six months of 2018, a 22% increase from the $10.7 million recorded in the same period of 2017.
•
Gross profit was $17.7 million in the first six months of 2018, a $3.7 million increase from the $14.0 million reported in the first six months of 2017. Gross margin increased to 34% from 32% in the first six months of 2017.

•
Operating expenses, including R&D and SG&A expenses, totaled $11.3 million in the first six months of 2018, as compared to $12.7 million in the same period of 2017. This decrease was attributable to a decrease in R&D spending, primarily as a result of delays related to the initiation of certain clinical trials.

•	Net income was $6.9 million, or $0.17 per share in the first six months of 2018, compared to net income of $0.9 million, or $0.02 per share, in the same period of 2017.
•	Adjusted EBITDA was $8.7 million in the first six months of 2018, an increase of approximately 149% compared to $3.5 million in the same period of 2017.
•	Cash flow provided by operating activities was $3.1 million, compared to $1.4 million in the same period of 2017.

Balance Sheet Highlights
As of June 30, 2018, the Company had cash, cash equivalents and short-term investments of $44.6 million, compared with $43.0 million at December 31, 2017.

Recent Corporate Highlights
•
Received positive scientific advice from the CHMP related to the development plan for Kamada’s proposed pivotal Phase 3 study for its proprietary Inhaled AAT for the treatment of AATD.  The CHMP now concurs with Kamada on the overall design of the proposed study, including its objectives, patient population, proposed endpoints and their clinical importance, and the safety monitoring plan. The Company is in the process of finalizing a detailed plan for the clinical program, culminating with the submission of a Clinical Trial Application.

•
Announced that KEDRAB®, Rabies Immune Globulin (Human), has been launched in the U.S. and initial shipments reached healthcare practitioners across the country. Deliveries were timed to meet the growing demand for this product at the height of the 2018 spring/summer rabies season.

•	Presented results from the Company’s Phase 2 trial of AAT in newly diagnosed Type-1 diabetes patients in an oral session at the 78th Scientific Sessions of the American Diabetes Association.

Conference Call
Kamada management will host an investment community conference call on Tuesday, August 7 at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 800-263-0877 (from within the U.S.), 1809 212 883 (from Israel), or 646-828-8143 (International) and entering the conference identification number: 4166824. The call will also be webcast live on the Internet on the Company’s website at www.kamada.com.

A replay of the call will be accessible two hours after its completion through August 21 by dialing 844-512-2921 (from within the U.S.) or 412-317-6671 (from outside the U.S.) and entering the conference identification number: 4166824. The call will also be archived for 90 days on the Company’s website at www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of six other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, its intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017 and was launched in the US during Q1-2018. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding the company’s full-year 2018 total revenue guidance, profitability associated with the U.S. launch of KEDRAB®, the impact of the labor strike, and optimism associated with the development plan for Kamada’s proposed pivotal Phase 3 study for its proprietary inhaled Alpha-1 Antitrypsin (AAT). Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, market acceptance of the company’s products, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD and HRIG market, the length of the current labor strike and the impact on the company’s business, further regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

###

CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com

Condensed Consolidated Balance Sheets

	As of June 30,		As of December 31,
	2018	2017	2017
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$12,356	$11,024	$12,681
Short-term investments	32,233	15,906	30,338
Trade receivables, net	24,779	22,778	30,662
Other accounts receivables	1,863	2,087	2,132
Inventories	27,373	24,072	21,070
	98,604	75,867	96,883

Property, plant and equipment, net	24,916	23,925	25,178
Other long term assets	173	404	49
	25,089	24,329	25,227
	$123,693	$100,196	$122,110

Current Liabilities
Current maturities of loans and capital leases	588	545	614
Trade payables	16,461	14,134	18,036
Other accounts payables	4,862	6,772	5,820
Deferred revenues	3,073	5,177	4,927
	24,984	26,628	29,397
Non-Current Liabilities

Loans and capital leases	1,017	1,433	1,370
Deferred revenues	740	2,934	707
Employee benefit liabilities, net	1,053	863	1,144
	2,810	5,230	3,221

Shareholder's Equity
Ordinary shares	10,403	9,321	10,400
Additional paid in capital	178,745	162,686	177,874
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(91)	229	46
Capital reserve from available for sale financial assets	(33)	31	(4)
Capital reserve from share-based payments	9,080	10,221	9,566
Capital reserve from employee benefits	(337)	(81)	(337)
Accumulated deficit	(98,378)	(110,579)	(104,563)
	95,899	68,338	89,492
	$123,693	$100,196	$122,110

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

	six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	In thousands

Revenues from proprietary products	38,192	33,510	25,978	26,874	79,559
Revenues from distribution	13,091	10,687	7,864	5,675	23,266

Total revenues	51,283	44,197	33,842	32,549	102,825

Cost of revenues from proprietary products	22,648	21,218	16,469	16,053	51,335
Cost of revenues from distribution	10,949	8,969	6,703	4,784	19,402

Total cost of revenues	33,597	30,187	23,172	20,837	70,737

Gross profit	17,686	14,010	10,670	11,712	32,088

Research and development expenses	5,151	6,638	2,397	3,487	11,973
Selling and marketing expenses	1,906	2,112	936	1,084	4,398
General and administrative expenses	4,230	3,947	2,166	2,117	8,273
Operating income ( loss)	6,399	1,313	5,171	5,024	7,444

Financial income	414	174	185	96	500
Financial expenses	(213)	(36)	(56)	(13)	(162)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	331	(479)	375	(245)	(612)
Income ( loss) before taxes	6,931	972	5,675	4,862	7,170
Taxes on income	(11)	87	(11)	-	269

Net Income ( loss)	6,942	885	5,686	4,862	6,901

Other Comprehensive Income (loss) :
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) from securities measured at fair value through other comprehensive income	(29)	12	-	(6)	(23)
Gain (loss) on cash flow hedges	(144)	372	(107)	165	329
Net amounts transferred to the statement of profit or loss for cash flow hedges	7	(116)	28	(94)	(256)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain (loss) from defined benefit plans	-	-	-	-	(256)
Total comprehensive income (loss)	6,776	1,153	5,607	4,927	6,695

Income (loss) per share attributable to equity holders of the Company:
Basic income (loss) per share	0.17	0.02	0.14	0.13	0.18
Diluted income (loss) per share	0.17	0.02	0.14	0.13	0.18

Statement of Cash Flows
	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	In thousands
Cash Flows from Operating Activities
Net income (loss)	$6,942	$885	$5,686	$4,862	$6,901

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	1,940	1,745	986	861	3,523
Financial expenses (income), net	(532)	341	(504)	162	274
Cost of share-based payment	385	441	184	196	483
Income tax expense	(11)	87	(11)	-	269
Gain from sale of property and equipment	70	(45)	4	(45)	(52)
Change in employee benefit liabilities, net	(91)	141	(77)	43	166
	1,761	2,710	582	1,217	4,663
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	5,417	(3,787)	(8,074)	(12,277)	(9,967)
Decrease (increase) in other accounts receivables	(163)	154	(245)	409	328
Decrease (increase) in inventories	(6,303)	1,522	802	3,605	4,524
Decrease in deferred expenses	431	1,004	409	434	594
Increase (decrease) in trade payables	(1,608)	(1,979)	333	(115)	(838)
Increase (decrease) in other accounts payables	(976)	1,189	(85)	1,928	71
Increase (decrease) in deferred revenues	(2,574)	(453)	(1,802)	278	(2,930)
	(5,776)	(2,350)	(8,665)	(5,738)	(8,218)
Cash received (paid) during the year for:

Interest paid	(30)	(9)	(14)	(5)	(21)
Interest received	247	149	109	41	399
Taxes paid	(9)	(10)	(4)	(6)	(116)
	208	130	91	30	262

Net cash provided by (used in) operating activities	$3,135	$1,375	$(2,306)	$371	$3,608

Cash Flows from Investing Activities

Proceeds from sale of )investment in) short term investments, net	$(1,954)	$2,973	$(1,804)	$2,061	$(11,501)
Purchase of property and equipment and intangible assets	(1,499)	(2,615)	(1,240)	(1,879)	(4,167)
Proceeds from sale of property and equipment	15	53	4	53	60
Net cash provided by (used in) investing activities	(3,438)	411	(3,040)	235	(15,608)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	3	1	2	-	3
Receipt of long-term loans	-	-	-	-	279
Repayment of long-term loans	(301)	(238)	(149)	(133)	(530)
Proceeds from issuance of ordinary shares, net	-	-	-	-	15,568

Net cash provided by (used in) financing activities	(298)	(237)	(147)	(133)	15,320

Exchange differences on balances of cash and cash equivalent	276	(493)	352	(227)	(607)

Increase (decrease) in cash and cash equivalents	(328)	1,056	(5,141)	246	2,713

Cash and cash equivalents at the beginning of the year	12,681	9,968	17,497	10,778	9,968

Cash and cash equivalents at the end of the year	$12,353	$11,024	$12,356	$11,024	$12,681

Significant non-cash transactions
Purchase of property and equipment through capital lease		282		282	282
Purchase of property and equipment	$387	$575	$387	$575	$1,681

The accompanying Notes are an integral part of the Consolidated Financial Statements

Adjusted EBITDA

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2018	2017	2018	2017	2017
	Thousands of US dollar
Net income (loss)	$6,942	$885	$5,686	$4,862	$6,901
Income tax expense	(11)	87	(11)	-	269
Financial expense, net	(201)	(138)	(129)	(83)	(338)
Depreciation and amortization expense	1,940	1,745	986	861	3,523
Share-based compensation charges	385	441	183	196	483
Expense (Income) in respect of translation differences and derivatives instruments, net	(331)	479	(375)	245	612
	$8,724	$3,499	$6,340	$6,081	$11,450

Adjusted net income
	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2018	2017	2018	2017	2017
	Thousands of US dollar
Net income (loss)	$6,942	$885	$5,686	$4,862	$6,901
Share-based compensation charges	385	441	183	196	483
Adjusted net income (loss)	$7,327	$1,326	$5,869	$5,058	$7,384

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

KAMADA LTD

CONSOLIDATED BALANCE SHEETS

	As of June 30,		As of December 31,
	2018	2017	2017
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$12,356	$11,024	$12,681
Short-term investments	32,233	15,906	30,338
Trade receivables, net	24,779	22,778	30,662
Other accounts receivables	1,863	2,087	2,132
Inventories	27,373	24,072	21,070
	98,604	75,867	96,883

Property, plant and equipment, net	24,916	23,925	25,178
Other long term assets	173	404	49
	25,089	24,329	25,227
	$123,693	$100,196	$122,110

Current Liabilities
Current maturities of loans and capital leases	588	545	614
Trade payables	16,461	14,134	18,036
Other accounts payables	4,862	6,772	5,820
Deferred revenues	3,073	5,177	4,927
	24,984	26,628	29,397
Non-Current Liabilities

Loans and capital leases	1,017	1,433	1,370
Deferred revenues	740	2,934	707
Employee benefit liabilities, net	1,053	863	1,144
	2,810	5,230	3,221

Shareholder's Equity
Ordinary shares	10,403	9,321	10,400
Additional paid in capital	178,745	162,686	177,874
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(91)	229	46
Capital reserve from available for sale financial assets	(33)	31	(4)
Capital reserve from share-based payments	9,080	10,221	9,566
Capital reserve from employee benefits	(337)	(81)	(337)
Accumulated deficit	(98,378)	(110,579)	(104,563)
	95,899	68,338	89,492
	$123,693	$100,196	$122,110

KAMADA LTD

Consolidated Statements of Comprehensive Income

	six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	In thousands

Revenues from proprietary products	38,192	33,510	25,978	26,874	79,559
Revenues from distribution	13,091	10,687	7,864	5,675	23,266

Total revenues	51,283	44,197	33,842	32,549	102,825

Cost of revenues from proprietary products	22,648	21,218	16,469	16,053	51,335
Cost of revenues from distribution	10,949	8,969	6,703	4,784	19,402

Total cost of revenues	33,597	30,187	23,172	20,837	70,737

Gross profit	17,686	14,010	10,670	11,712	32,088

Research and development expenses	5,151	6,638	2,397	3,487	11,973
Selling and marketing expenses	1,906	2,112	936	1,084	4,398
General and administrative expenses	4,230	3,947	2,166	2,117	8,273
Operating income ( loss)	6,399	1,313	5,171	5,024	7,444

Financial income	414	174	185	96	500
Financial expenses	(213)	(36)	(56)	(13)	(162)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	331	(479)	375	(245)	(612)
Income ( loss) before taxes	6,931	972	5,675	4,862	7,170
Taxes on income	(11)	87	(11)	-	269

Net Income ( loss)	6,942	885	5,686	4,862	6,901

Other Comprehensive Income (loss) :
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) from securities measured at fair value through other comprehensive income	(29)	12	-	(6)	(23)
Gain (loss) on cash flow hedges	(144)	372	(107)	165	329
Net amounts transferred to the statement of profit or loss for cash flow hedges	7	(116)	28	(94)	(256)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain (loss) from defined benefit plans	-	-	-	-	(256)
Total comprehensive income (loss)	6,776	1,153	5,607	4,927	6,695

Income (loss) per share attributable to equity holders of the Company:
Basic income (loss) per share	0.17	0.02	0.14	0.13	0.18
Diluted income (loss) per share	0.17	0.02	0.14	0.13	0.18

KAMADA LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from securities	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits
			measured at fair value
		Additional	through other					Accumulated deficit	Total equity
	Share capital	paid in capital	comprehensive income
	In thousands

Balance as of January 1, 2018 (audited)	10,400	177,874	(4)	(3,490)	46	9,566	(337)	(104,563)	89,492
Cumulative effect of initially applying IFRS 15	-	-	-	-	-	0	0	(757)	(757)
Balance as at January 1, 2018 (after initially applying IFRS 15)	10,400	177,874	(4)	(3,490)	46	9,566	(337)	(105,320)	88,735
net income	-	-	-	-	-	-	-	6,942	6,942
Other comprehensive income	-	-	(29)	-	(137)	-	-	-	(166)
Total comprehensive income (loss)	-	-	(29)	-	(137)	-	-	6,942	6,776
Exercise and forfeiture of share-based payment into shares	3	871	-	-	-	(871)			3
Cost of share-based payment	-	-	-	-	-	385	-	-	385
Balance as of June 30, 2018	10,403	178,745	(33)	(3,490)	(91)	9,080	(337)	(98,378)	95,899

			Capital reserve from Available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits
		Additional paid in capital
	Share capital							Accumulated deficit	Total equity

	In thousands

Balance as of January 1, 2017 (audited)	9,320	162,671	19	(3,490)	(27)	9,795	(81)	(111,464)	66,743
net income	-	-	-	-	-	-	-	885	885
Other comprehensive income	-	-	12	-	256	-	-	-	268
Total comprehensive income (loss)	-	-	12	-	256	-	-	885	1,153
Exercise and forfeiture of share-based payment into shares	1	15	-	-	-	(15)	-	-	1
Cost of share-based payment	-	-	-	-	-	441	-	-	441
Balance as of June 30, 2017	9,321	162,686	31	(3,490)	229	10,221	(81)	(110,579)	68,338

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from securities measured at fair value through other comprehensive income
				Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits
		Additional paid in capital
	Share capital							Accumulated deficit	Total equity

	In thousands

Balance as of April 1, 2018	10,401	178,458	(33)	(3,490)	(12)	9,183	(337)	(104,064)	90,106
net income	-	-	-	-	-	-	-	5,686	5,686
Other comprehensive income	-	-	-	-	(79)	-	-	-	(79)
Total comprehensive income (loss)	-	-	-	-	(79)	-	-	5,686	5,607
Exercise and forfeiture of share-based payment into shares	2	287	-	-	-	(287)	-	-	2
Cost of share-based payment	-	-	-	-	-	184	-	-	184
Balance as of June 30, 2018	10,403	178,745	(33)	(3,490)	(91)	9,080	(337)	(98,378)	95,899

			Capital reserve from Available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits
		Additional paid in capital
	Share capital							Accumulated deficit	Total equity

	In thousands

Balance as of April 1, 2017	9,321	162,686	37	(3,490)	158	10,025	(81)	(115,441)	63,215
net income	-	-	-	-	-	-	-	4,862	4,862
Other comprehensive income	-	-	(6)	-	71	-	-	-	65
Total comprehensive income (loss)	-	-	(6)	-	71	-	-	4,862	4,927
Cost of share-based payment	-	-	-	-	-	196	-	-	196
Balance as of June 30, 2017	9,321	162,686	31	(3,490)	229	10,221	(81)	(110,579)	68,338

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from Available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits
		Additional paid in capital
	Share capital							Accumulated deficit	Total equity

	In thousands
Balance as of December 31, 2016 (audited)	9,320	162,671	19	(3,490)	(27)	9,795	(81)	(111,464)	66,743
Net income	-	-	-	-	-	-	-	6,901	6,901
Other comprehensive income (loss)	-	-	(23)	-	73	-	(256)	-	(206)
Total comprehensive income (loss)	-	-	(23)	-	73	-	(256)	6,901	6,695
Exercise and forfeiture of share-based payment into shares	3	712	-	-	-	(712)	-	-	3
Issuance of ordinary shares, net of issuance costs	1,077	14,491	-	-	-	-	-	-	15,568
Cost of share-based payment	-	-	-	-	-	483	-	-	483
Balance as of December 31, 2017 (audited)	10,400	177,874	(4)	(3,490)	46	9,566	(337)	(104,563)	89,492

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	In thousands
Cash Flows from Operating Activities
Net income (loss)	$6,942	$885	$5,686	$4,862	$6,901

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	1,940	1,745	986	861	3,523
Financial expenses (income), net	(532)	341	(504)	162	274
Cost of share-based payment	385	441	184	196	483
Income tax expense	(11)	87	(11)	-	269
Gain from sale of property and equipment	70	(45)	4	(45)	(52)
Change in employee benefit liabilities, net	(91)	141	(77)	43	166
	1,761	2,710	582	1,217	4,663
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	5,417	(3,787)	(8,074)	(12,277)	(9,967)
Decrease (increase) in other accounts receivables	(163)	154	(245)	409	328
Decrease (increase) in inventories	(6,303)	1,522	802	3,605	4,524
Decrease in deferred expenses	431	1,004	409	434	594
Increase (decrease) in trade payables	(1,608)	(1,979)	333	(115)	(838)
Increase (decrease) in other accounts payables	(976)	1,189	(85)	1,928	71
Increase (decrease) in deferred revenues	(2,574)	(453)	(1,802)	278	(2,930)
	(5,776)	(2,350)	(8,665)	(5,738)	(8,218)
Cash received (paid) during the year for:

Interest paid	(30)	(9)	(14)	(5)	(21)
Interest received	247	149	109	41	399
Taxes paid	(9)	(10)	(4)	(6)	(116)
	208	130	91	30	262

Net cash provided by (used in) operating activities	$3,135	$1,375	$(2,306)	$371	$3,608

Cash Flows from Investing Activities

Proceeds from sale of )investment in) short term investments, net	$(1,954)	$2,973	$(1,804)	$2,061	$(11,501)
Purchase of property and equipment and intangible assets	(1,499)	(2,615)	(1,240)	(1,879)	(4,167)
Proceeds from sale of property and equipment	15	53	4	53	60
Net cash provided by (used in) investing activities	(3,438)	411	(3,040)	235	(15,608)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	3	1	2	-	3
Receipt of long-term loans	-	-	-	-	279
Repayment of long-term loans	(301)	(238)	(149)	(133)	(530)
Proceeds from issuance of ordinary shares, net	-	-	-	-	15,568

Net cash provided by (used in) financing activities	(298)	(237)	(147)	(133)	15,320

Exchange differences on balances of cash and cash equivalent	276	(493)	352	(227)	(607)

Increase (decrease) in cash and cash equivalents	(328)	1,056	(5,141)	246	2,713

Cash and cash equivalents at the beginning of the year	12,681	9,968	17,497	10,778	9,968

Cash and cash equivalents at the end of the year	$12,353	$11,024	$12,356	$11,024	$12,681

Significant non-cash transactions
Purchase of property and equipment through capital lease		282		282	282
Purchase of property and equipment	$387	$575	$387	$575	$1,681

The accompanying Notes are an integral part of the Consolidated Financial Statements

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of June 30, 2018 and for the three and six months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2017 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

b.	Implementation of new accounting standards

The accounting policy applied in the preparation of the interim consolidated financial statements is consistent with that applied in the preparation of the annual consolidated financial statements, except for the following:

1.	IFRS 15 – Revenues from contracts with customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The Company adopted IFRS 15 using the modified retrospective method of adoption and elected to apply that method to all contracts that were not completed at the date of initiall application. The table below disclose IFRS 15 implementation impact for January 1, 2018, March 31, 2018 and the three month then ended:

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

	As of January 01, 2018 before implementaion of IFRS 15	Difference	As of January ,01 2018 according to IFRS 15

Accumulated deficit	(104,563)	(757)	(105,320)

	Before implementation of IFRS 15	Difference	According to IFRS 15
	As of June 30, 2018
Current Liabilities
Deferred revenues	3,409	404	3,813

	Before implementation of IFRS 15	Difference	According to IFRS 15
Six months period ended June 30,2018
Revenues from proprietary products	37,793	399	38,192
Financial expense(Income)	(578)	46	(532)
Net income (loss)	6,589	353	6,942

	Before implementation of IFRS 15	Difference	According to IFRS 15
Three months period ended June 30,2018
Revenues from proprietary products	25,701	277	25,978
Financial expense(Income)	(523)	19	(504)
Net income (loss)	5,428	258	5,686

There is no material impact on the basic and diluted EPS and on the statement of cash flow.

The Company is in the business of development, manufacturing and sale of plasma-derived therapeutics products and distribution in Israel of drugs manufacture by other companies.. In addition, the Company received certain milestone and advances from Commercialization, Distribution and License Agreements with strategic partners.

Sale of goods

Application of the IFRS 15 to contracts with customers in which the sale of product is generally expected to be the only performance obligation does not have any impact on the Company’s profit or loss following implementation of IFRS 15. The revenue recognition occurs at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods. Customers payment terms are as acceptable in the industry.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

In implementation of IFRS 15, the Company is considering the following:

a.	Variable consideration

Some contracts with customers provide a right of return, trade discounts or volume rebates. Currently, the Company recognizes revenue from the sale of goods measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. If revenue cannot be reliably measured, the Company defers revenue recognition until the uncertainty is resolved. Such provisions give rise to variable consideration under IFRS 15, which are estimated at contract inception.

IFRS 15 requires that the variable consideration be estimated conservatively to prevent over-recognition of revenue.

The Company continues to assess individual contracts to determine the estimated variable consideration and related constraint. There is no impact of IFRS 15 on the financial statements.

b.	Upfront and milestone payments

Agreements with strategic partner that include upfront and milestone payments contain a performance obligation that is satisfied over time given that the customer simultaneously receives and consumes the benefits provided by the Company. Until December 31, 2017, the Company deferred the upfront payments and recognized revenue over time by reference to the stage of completion.

Prior to the adoption of IFRS 15, the Company presented these advances as Deferred revenue in the statement of financial position. No interest was accrued on the long-term advances received under the previous accounting policy.

Under IFRS 15, the Company continues to recognize revenue for upfront payments over time rather than at a point of time. The Company identified the existence of a significant financing component resulting from an upfront payment. As of January 1, 2018 an amount of $ 757 thousands was recognized as an increase of the deferred revenue against accumulated deficit and through 2018 will be recognize as revenue against finance expense in the financial statements. The majority of the deferred revenue will be recognized as revenue in 2018.

c.	Presentation and disclosure

As required for the condensed interim financial statements, the Company disaggregated revenue recognised from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company also disclosed information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment. Refer to Note 3 for the disclosure on disaggregated revenue.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

2.	IFRS 9 - Financial Instruments

In July 2014, the IASB completed the final element of its comprehensive response to the financial crisis by issuing IFRS 9 Financial Instruments. The package of improvements introduced by IFRS 9 includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. Certain securities that were measured at Fair Value through profit and loss are being measured at Fair Value through other comprehensive income (loss) due to implementation of IFRS 9, starting from January 1, 2018. In addition, the Company measures expected credit loss of the securities that are measured at fair value

a.	Classification and measurement

Comprehensive income (loss). There is no material impact from the adoption of IFRS 9 on the financial statements of the Company.  Except for trade receivables, under IFRS 9, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortised cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The new classification and measurement of the Company’s debt financial assets are, as follows:

•
Debt instruments at amortised cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. This category includes the Company’s Trade and other receivables.

•
Debt instruments at FVOCI, with gains or losses recycled to profit or loss on derecognition. Financial assets in this category are the Company’s quoted debt instruments that meet the SPPI criterion and are held within a business model both to collect cash flows and to sell. Under IAS 39, the Company’s quoted debt instruments were classified as available-for-sale (AFS) financial assets.

Financial assets at FVPL comprise derivative instruments and quoted equity instruments which the Company had not irrevocably elected, at initial recognition or transition, to classify at FVOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Under IAS 39, the Company’s quoted equity securities were classified as AFS financial assets.

b.	Impairment

The adoption of IFRS 9 has changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Company to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. For other debt financial assets (i.e., debt securities at FVOCI), the ECL is based on the 12-month ECL. The 12-month ECL is the portion of lifetime ECLs that results from default events on a financial instrument that are possible within 12 months after the reporting date.

c.	Hedge accounting

The Company applied hedge accounting prospectively. At the date of the initial application, all of the Company’s existing hedging relationships were eligible to be treated as continuing hedging relationships. The adoption of the hedge accounting requirements of IFRS 9 had no significant impact on the Company’s financial statements.

Note 3:-	Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution in Israel of imported drugs products, manufacture by third parties, most of which are produced from plasma derived products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Six months period ended June 30, 2018
Revenues	$38,192	$13,091	$51,283
Gross profit	$15,544	$2,142	$17,686
Unallocated corporate expenses			(11,287)
Finance expenses, net			532
Income before taxes on income			$6,931

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Six months period ended June 30, 2017
Revenues	$33,510	$10,687	$44,197
Gross profit	$12,292	$1,718	$14,010
Unallocated corporate expenses			(12,697)
Finance expenses, net			(341)
Income before taxes on income			$972

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Operating Segments (Cont.)

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Three months period ended June 30, 2018
Revenues	$25,978	$7,864	$33,842
Gross profit	$9,509	$1,161	$10,670
Unallocated corporate expenses			(5,499)
Finance expenses, net			504
Income before taxes on income			$5,675

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Three months period ended June 30, 2017
Revenues	$26,874	$5,675	$32,549
Gross profit	$10,821	$891	$11,712
Unallocated corporate expenses			(6,688)
Finance expenses, net			(162)
Income before taxes on income			$4,862

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Year Ended December 31, 2017
Revenues	$79,559	$23,266	$102,825
Gross profit	$28,224	$3,864	$32,088
Unallocated corporate expenses			(24,644)
Finance expenses, net			(274)
Income before taxes on income			$7,170

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Operating Segments (Cont.)

c.	Reporting on operating segments by geographic region:

	Six months period ended June 30, 2018
	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Geographical markets
U.S.A.	$30,542	$-	$30,542
Israel	2,197	13,091	15,288
Europe	2,284	-	2,284
Latin America	1,720	-	1,720
Asia & others	1,449	-	1,449
	$38,192	$13,091	$51,283

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments

a.	Classification of financial instruments by fair value hierarchy Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	In thousands
June 30, 2018
Fair value through other comprehensive income :
Equity shares	-	$-
Mutual funds	-	-
Debt securities (corporate and government)	$1,664	-
Derivatives instruments	-	(48)
Fair value through other comprehensive income	-	$8,337
	$1,664	$8,289

	Level 1	Level 2
	In thousands
June 30, 2017
Marketable securities at fair value through profit or loss:
Equity shares	83	$-
Mutual funds	441	-
Debt securities (corporate and government)	1,129	-
	1,653
Derivatives instruments		173
Available for sale debt securities (corporate and government)	$-	6,173

	$1,653	$6,346

	Level 1	Level 2
	In thousands
December 31, 2017
Marketable securities at fair value through profit or loss:
Equity shares	77	$-
Mutual funds	456	-
Debt securities (corporate and government)	1,130	-
	1,663
Derivatives instruments	-	(8)
Available for sale debt securities (corporate and government)	-	8,597
	1,663	8,589

b.
During the six months ended on June 30, 2018 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:-	Significant Events during the period

a.	On June 27, 2018 the Company's Board of Directors approved the grant of the following equity instruments to the Company's employees, management and directors:

1.
Options to purchase up to 402,325 Ordinary Shares of the Compnay at an exercise price of NIS 18.03 or NIS 18.93 per share, and up to 57,308 Restricted Shares (“RS”) (with no exercise price) to the Company’s management and employees. The fair value of the options and of the RSs was estimated based on the Binomial Model, was $762 thousands and $293 thousands, respectively.

2.
Options to purchase 90,000 Ordinary Shares of the Company at an exercise price of NIS 18.93 per share and 30,000 RS to Mr. Amir London, the Company’s CEO. The initial fair value of the options and of the RSs estimated based on the Binomial Model was $167 thousands and $153 thousands, respectively.

3.
Options to purchase 45,000 Ordinary Shares of the Company at an exercise price of NIS 18.93 per shares to nine Board of Directors members. The initiatl fair value of the options estimated based on the Binomial Model was $84 thousands.

The grant of the equity instruments to the Mr. London and the Board of Directors members are subject to the approval of the General Meeting of Shareholders of the Company that is expected to take place by the end of 2018.

b.
On June 27, 2018 the Company's Board of Directors approved the increase of Mr. London’s monthly gross salary to NIS 82,500 (or $22,627), effective as of July 1, 2018. The increase in Mr. London’s salary is subject to the approval of the General Meeting of Shareholders of the Company that is expected to take place by the end of 2018.

Note 6:-	Subsequent Events

On July 22, 2018, during the course of the Company’s negotiations with the Histadrut - General Federation of Labor in Israel (“Histadrut”) and the Employees’ Committee of Kamada’s Beit Kama production facility in Israel (“The Employee’s Committee”), on the extension of a collective bargaining agreement, the Employee’s Committee commenced a labor strike.

In December 2013, the Company signed a collective bargaining agreement with the Histadrut and the Employees’ Committee, which expired in December 31, 2017.  Since that time, the Company and the Employees Committee have been negotiating the renewal of the collective bargaining agreement. While significant progress has been achieved throughout the course of the negotiations, the parties have not reached an agreement to date.

As the strike was initiated by the Employee’s Committee, Kamada cannot predict how long it will last.

In addition, due to the strike, the Company will recored, during the third quarter of 2018, a one-time loss of up to $1,018 thousand due to loss of in-process materials.